FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	jprv@endesa.cl
Jaime Montero
Investor Relations Director	Irene Aguiló
Endesa Chile	iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl	Jacqueline Michael
jmc@endesa.cl

ENDESA CHILE ANNOUNCEMENT OF FILING WITH THE US SECURITIES AND EXCHANGE
COMMISSION OF ITS 2006 ANNUAL REPORT ON FORM 20-F

(Santiago, Chile, May 14, 2007) – Endesa Chile (NYSE: EOC), announced today that its 2006 Annual Report on Form 20-F has been filed with the United States Securities and Exchange Commission. The document is available on Endesa Chile’s website at www.endesachile.cl in the Investor Relations Section, and can also be downloaded from the SEC’s web page at www.sec.gov. Hard copies of the audited financial statements are available to shareholders free of charge upon request.

The principal activities of Endesa Chile and subsidiaries are related to the generation and sale of electricity. Endesa Chile and its subsidiaries operate 47 plants in four South American countries, with a total installed capacity of 12,320 MW. Sales in 2006 were approximately US$ 2,512 million and net income reached US$ 356 million. Endesa Chile and subsidiaries employ 1,681 people. Endesa Chile is listed on the New York Stock Exchange, on the Latin American Securities Market of the Madrid Stock Exchange (Latibex) and on the three Chilean exchanges.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: May 15, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.